JONES & HALEY, P.C.

Attorneys At Law

South Terraces, Suite 170

115 Perimeter Center Place

Atlanta, Georgia 30346-1238

Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-0509

December 19, 2017

James Nolan McWilliams, Attorney Advisor

Office of Transportation Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:      Tonya K. Aldave

Re:	Bagger Dave’s Burger Tavern, Inc. Schedule 13E-3 – Filed by Bagger Dave’s Burger Tavern, Inc. on November 13, 2017
File No. 005-90173
Preliminary Information Statement on Schedule 14C filed November 13, 2017 File No. 000-55702
[J&H File No. 3853.33]

Dear Mr. McWilliams:

This firm represents Bagger Dave’s Burger Tavern, Inc. (“Bagger”), which filed its preliminary information statement and Schedule 13E-3 on November 13, 2017. Your office recently provided comments to the above referenced filings in your letter December 7, 2017 (“Comment Letter”). At this time, we are submitting, on behalf of Bagger, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter. This letter will be filed as correspondence.

Accordingly, our responses to your Comment Letter are as follows:

Schedule 13E-3

1.       We believe that Mr. Ansley should not be viewed as an affiliate required to file a Schedule 13E-3, because Rule 13e-3(d) states that Schedule 13E-3 is to be filed by the issuer or affiliate engaging in the 13E-3 transaction. In this case, the Issuer is engaging in the 13E-3 transaction and not Mr. Ansley. Likewise, Section 13E-3(a)(3)(i)c states that a 13E-3 transaction is “A solicitation subject to Regulation 14a of any information statements to any equity securities holder by the issuer of the securities or by an affiliate of such Issuer in connection with a …. reverse stock split of any class of equities securities issuer involving the purchase of fractional interests.” In this case, the solicitation is being made by the Issuer, and not Mr. Ansley as an affiliate, and all payments for fractional shares are being paid by the Issuer and not by Mr. Ansley as an affiliate. Therefore, Mr. Ansley is not engaged in a 13e-3 transaction. For these reasons, we believe that Mr. Ansley is not required to file a separate Schedule 13E-3 because he is not an affiliate engaged in the Schedule 13E transaction.

United States Securities and Exchange Commission

December 18, 2017

Financial Statements Page 6

2.       The requested information has been included in revisions made to the information statement under the heading “Financial Information.”

Preliminary Information Statement on Schedule 14C

General

3.       An Information Statement on Schedule 14C is the appropriate schedule to file in this matter, because proxies are not being sought, and shareholders holding a majority of the Registrant’s outstanding common stock have consented to the action in lieu of a vote. Moreover, we believe that the actions of the Board did not constitute a “solicitation” under Rule 14A-1, because no solicitation was conducted that included: (1) any request for a proxy, whether or not accompanied by or included in a form of proxy; (2) any request to execute, not execute or to revoke a proxy; or (3) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement of or withholding or a revocation of a proxy.

In this case, the Board of Directors recommended the proposed action and the shareholders who voted by consent for that proposal — which shareholders owned a majority of the shares of the Company’s common stock outstanding — were members of the Board of Directors of the Company and/or employees or officers or directors of the Company’s previous parent, Diversified Restaurant Holdings, Inc.

4.       The actions described in the Information Statement will be effective 20 days from the date of mailing of the Definitive Information Statement; however, that Information Statement has not been mailed at this time, and it will not be mailed until the Definitive Information Statement is filed with the United States Securities and Exchange Commission. This will not occur until the SEC approves the Information Statement and the associated Schedule 13E-3. At that time, the Information Statement will be amended to reflect the new mailing date and the new effective date.

5.       Our reference to the gray sheets was inadvertent, and it will be corrected to reflect the fact that the shares of the Company will be quoted on the pink sheets, assuming the Company continues to file all reports required to be filed to remain in good standing on the OTC market place.

6.       The information required by Items 7, 8 and 9 of Schedule 13E-3 has been relocated to the forepart of the Information Statement under the heading “Special Factors,” in accordance with Rule 13e(e)(1)(ii).

United States Securities and Exchange Commission

December 18, 2017

Front Cover Page

7.       The outside front cover page of the Information Statement has been revised to include the legend required by Rule 13E-3(e)(1)(iii).

What does the Board of Directors of the Company think of the Reverse/Forward Split

8.       Members of Board of Directors of the Company believe the terms of the reverse/forward split are fair to all shareholders, including unaffiliated shareholders. The disclosure on page 5 has been revised to make this clear.

Fairness of the Transaction, page 11

9.       The disclosure under the heading Fairness of the Transaction has been revised to the extent practicable in order to identify the weight assigned to each factor considered in determining fairness in accordance with Item 1014(b) of Regulation M-A.

10.       The section under the heading “Fairness of the Transaction” has been amended to include a discussion of whether it was necessary in the interest of fairness not to obtain a third-party fairness opinion, an appraisal or to establish a special committee in connection with the valuation the shares to be purchased from certain shareholders.

Detail Discussion and the Reason for the Reverse/Forward Split

11.       There is no constituency that is anticipated to become the beneficiary of the Company’s net operating loss carry forwards, and it is not anticipated that the Company will be in a position to benefit from the net operation loss carryover.

Fairness of the Reverse/Forward Split to Stockholders

12.       The Board analyzed historical market prices, more recent market prices and other similar factors, and they considered all available information, including the financial trends in the business, and the disclosures of the Company’s net losses. Based on that information, the Board believes the most recent trading price available was the most relevant with respect to the value of common stock for the transaction, and that is why they chose the 30 days prior to making the offer as the best and most fair basis of valuation. In addition, the Board reviewed other similar filings which use this method. Finally, we note that the stock price has continued to trend downward and the current price of the shares is $.04, which further supports the valuation decision made by the Board.

13.       No offer of the type described in paragraph (viii) on Instruction 2 to Item 1014 of Regulation M-A has been received.

14.       None of the affiliates will become the direct beneficiary of the cost savings associated with the Company’s withdrawal from the 34 Act reporting requirement. When the Company no longer has to comply with such requirements, it will reduce the compliance expenses of the Company and these reduced operating expenses will benefit all shareholders equally, including the affiliate.

United States Securities and Exchange Commission

December 18, 2017

Financial Information

15.       We have now included a summary of financial information under the heading “Financial Information”, in accordance with Item 1010(c) of Regulation M-A.

16.       We have amended the language to remove the forward incorporation by reference of the Company’s future filings with the SEC in accordance with Sections 13,14 or 15d of the Exchange Act. This will confirm the Company’s intent that Schedule 13E-3 will be amended as appropriate to reflect information incorporated by reference from periodic reports filed after the information statement is distributed. This intent is now reflected in the language under the heading “Financial Information”.

We trust that the comments contained herein are responsive to the issues raised in the Comment Letter. We are simultaneously filing a revised information statement and we are filing as correspondence a copy of this response to your Comment Letter as well as redline copies of the Information Statement, both of which has been marked to reflect changes from the original filings.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,
For the Firm

By:	/s/ Richard W. Jones
Richard W. Jones

RWJ:bas

cc:   Michael Ansley